Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-132936-14

April 2, 2008

CREDIT SUISSE

Buffered Accelerated Return Equity Securities (BARES)SM due April 6, 2010

Linked to the Performance of the S&P 500® Index

Issuer:	Credit Suisse, acting through its Nassau Branch
Principal Amount:	$4,000,000
Reference Index:	S&P 500® Index
Interest:	The securities will not pay interest.
Trade Date:	April 1, 2008
Issue Date:	April 4, 2008[1]
Valuation Date:	April 1, 2010, subject to postponement if a market disruption event occurs on that date.
Maturity Date:	April 6, 2010, subject to postponement if a market disruption event exists on the valuation date.
Offering Price:	$1,000 per security (100%)
Initial Index Level:	1,370.18
Final Index Level:	The closing level of the reference index on the valuation date.
Redemption Amount:	For each security, cash at maturity equal to the principal amount multiplied by the sum of 1 plus the index return, calculated as follows:
•

If the final index level is greater than the initial index level, then the index return will equal the percentage increase in the index level multiplied by an additional percentage of 200%, subject to a cap of 31%.

• If the final index level is less than or equal to the initial index level, but greater than or equal to 90% of the initial index level, then the index return will be zero.
•

If the final index level is less than 90% of the initial index level, then the index return will equal the percentage decrease in the index level beyond 90% of the initial index level multiplied by an additional percentage of 111%. In this case, the redemption amount will be less than the principal amount and the loss of principal will be greater than the percentage decline of the reference index.

Calculation Agent:	Credit Suisse International
Selling Commission:	1.5%
Form and Denomination:	Registered medium-term notes in minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
Listing:	None.
CUSIP:	22546EAZ7

(1) Because the securities will not settle on April 3, 2008, purchasers who wish to trade the securities on the date hereof or the next business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Credit Suisse has filed a registration statement (including product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read this communication together with the prospectus supplement dated March 24, 2008 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Factors” sections of the product supplement and prospectus supplement, which set forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.